April 19, 2005
Via U.S. Mail and Facsimile


Robert C. Boucher
President
Synagro Technologies, Inc.
1800 Bering Drive, Suite 1000
Houston, Texas 77057

Re:	Synagro Technologies, Inc.
	Registration Statement on Form S-1
	File No.: 333-122351
	Date Filed: March 23, 2005
	Annual Report on Form 10-KSB for period Ending December 31,
2004
	File No.: 0-21054
	Date Filed: March 22, 2005

Dear Mr. Boucher:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. Please note that the referenced page numbers refer to the
"marked" copy of the prospectus.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Cover Page
1. Please delete the phrase "Joint Book Running Managers" from the prospectus cover page. You may, however, include this phrase, with a brief explanation, to describe the syndicate`s specific function, in the Underwriting section.

Our Competitive Strengths, page 2

2. We note that you have revised your Business section in response to comment 42 of our February 25, 2005 letter by replacing the statement that you believe that you are one of the most experienced firms in treating wastewater residuals with the statement that you are one of the largest firms in your industry. Please revise the Summary section similarly or provide a basis for your belief that you are one of the most experienced firms in your industry.

Risk Factors, page 12

3. We reissue comment 11 of our February 25, 2005 letter. The risk factor entitled `We could face personal injury, third-party or environmental claims . . ." addresses the possibility of facing liability for which you are uninsured yet goes on to state that you believe your insurance coverage protects you from catastrophic and other loss. Please clarify why you believe this risk is currently material.

Use of Proceeds, page 25

4. We note your response to prior comment 14. We may have comments on your additional disclosure regarding the repurchase of options from members of management once the information is available.

Dividend Policy and Restrictions, page 27

5. We note your explanation of new facility capital expenditures.
In
view of this explanation and our prior comment 18, please elaborate on what you mean by "growth opportunities" that do not include building new facilities.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 42

6. We note your response to prior comment 27. However, the percentage of accounts receivable and earnings in excess of billings to quarterly sales has now increased to 90%. Based on the trend observed in our prior comment, it appears that a larger percentage of revenue is remaining uncollected at the end of each quarter. As previously requested, please provide a discussion to explain why it appears to be taking longer to collect your revenues. Why have the earnings in excess of billings account increased by $12 million since
12/31/03? Are the payment terms in your contracts materially different now vs. the customer contracts used at 12/31/03? Has the nature of the work changed? Are customers delaying payment due to disagreements? Absent a specific explanation, there is an uncertainty over whether your revenue recognition policies have been consistently applied. As part of your discussion please also address why there weren`t material earnings in excess of billings prior to September 30, 2004.

7. We note your response to prior comment 28. However, please disclose as of the most recent balance sheet date how much of your expected fuel requirements for the next year are locked in. Additionally, if the fuel contracts that you entered into with your fuel suppliers represent purchase obligations under paragraph A
(5)
of Item 303 of Regulation S-K, please include them as part of your tabular disclosure of contractual obligations.

Projected Cash Interest Expense, page 29

8. Please quantify in footnote (2) the specific LIBOR rate used in your calculations and clarify its origin i.e. 1 month rate, 6 month rate, etc. Disclose herein the impact on pro forma cash interest expense of a 25 basis point increase in the LIBOR rate. In this regard, see the guidance in Article 11-02(b)(8) of Regulation S-X.

9. Also, quantify in footnote (2) the impact of the anticipated interest swaps on your calculations.

10. We note that Standard & Poor`s Ratings Services downgraded your rating from stable to negative. Taking this into consideration, please tell us whether this will impact your ability to secure the swap agreements. Also, explain why you believe that the pro forma adjustments for interest rate swaps are factually supportable as contemplated by Article 11-02(b)(6) of Regulation S-X.

11. Please explain in footnote (2) why the $17.3 million amount is different from the $13.7 million amount in your pro forma commitments table on page 51.

Segment Disclosure

12. We note your response to prior comment 38. As previously requested, please provide us with the reports reviewed by your chief operating decision maker.

Backlog, page 67

13. Please disclose the percentage of your backlog you believe to be firm.

Principal and Selling Stockholders, page 81

14. Please ensure that the number of shares you intend to offer for resale is consistent throughout the prospectus. In this regard, please reconcile the difference between the number of shares listed for resale on the cover page of the prospectus with the number listed in the Summary on page 4 and this section on page 81.

15. Please revise the selling stockholder table to differentiate between the shares being offered for resale and those being redeemed by Synagro.



Legality Opinion

16. Please reconcile the number of shares of common stock specified in legality opinion with the number disclosed in the prospectus. In this regard, we note that the cover page of the prospectus discloses that Synagro is offering 8,800,000 shares and the selling stockholders 21,634,783 shares plus 4,565,217 over-allotment shares, but the legality opinion states that Synagro is offering up to 9,932,280 shares and the selling stockholders up to 29,571,106 shares of common stock.

17. Please revise this opinion so that opines on the enforceability of the Preferred Share Purchase Rights.

Form 10-K for the fiscal year ended December 31, 2004

18. Please specify the control weaknesses that resulted in the errors leading to the restatement of your financial statements, who identified these weaknesses, and when you believe they began.

19. We note that with the concurrence of the audit committee you concluded that your financial statements for the years ended December
31, 2002 and 2003 needed restatement. Please disclose when you communicated these problems and the problems with the financial results for the second and third quarters of 2004 to the audit committee.

20. We note that in 2005 your management began to put procedures in place to correct your control weaknesses and that they relate to documenting and analyzing complex technical issues. Please specify what these procedures are.

21. We note your disclosure that "other than the items noted above, there were no other changes in our internal control over financial reporting during the quarter ended December 31, 2004 that has materially affected or is reasonably likely to affect our internal control over financial reporting." Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   You may contact Tracey McKoy at (202) 824-5486or Alfred Pavot at
(202) 942-1764 if you have questions regarding comments on the financial statements and related matters. Please contact Craig
Slivka at (202) 942-7470 with any other questions.

Sincerely,


      Pamela Long
      Assistant Director


cc:	Andrew Terry, Esq.
	(312) 660-0287
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE